
May 27, 2021

Jeremy Andrus
Chief Executive Officer
TGPX Holdings I LLC
1215 E Wilmington Ave., Suite 200
Salt Lake City, Utah 84106

>   **Re: TGPX Holdings I LLC**
>   **Draft Registration Statement on Form S-1**
>   **Submitted May 3, 2021**
>   **CIK No. 0001857853**

Dear Mr. Andrus:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement submitted May 3, 2021

General

1. Please provide us supplemental copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained or intend to retain copies of these communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

2. We note that you have listed that you achieved a milestone net promoter score of 69. Please elaborate on the data behind your net promoter score. For example, please disclose how you calculated this metric. In addition, please revise your disclosure to explain what

a net promoter score of 69 means so that investors have a better understanding of the importance of this achievement.

Cover Page

3.   We note your disclosure that you expect to be a "controlled company" following the consummation of this offering. Please revise your prospectus cover page to provide the names of the controlling stockholders and their respective percentage of voting power.

Summary Consolidated Financial and Operating Data
Non-GAAP Financial Measures, page 19

4.   We note you present the non-GAAP financial measure, Adjusted EBITDA Margin. Please present the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K. This comment is also applicable to your disclosure of Adjusted EBITDA Margin on page 74.

Consolidated Financial Statements
General, page F-1

5.   Please provide updated interim financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

1 - Description of Business and Basis of Presentation, page F-7

6.   We note TGPX Holdings I LLC is a wholly owned subsidiary of TGP Holdings LP. We also note TGP Holdings LP issued Class B incentive unit awards to your employees for services performed on your behalf and that the equity-based compensation expense associated with the awards is pushed down to your financial statements. Please address the following:
   •   Explain to us the nature of any other activities and expenses incurred by TGP Holdings LP during the periods presented and, if applicable, tell us how you determined no additional expense allocations to your financial statements are required based on the provisions of SAB Topic 1:B; and
   •   Tell us whether the Class B incentive unit awards issued by TGP Holdings LP will remain outstanding or be exchanged for options of Traeger, Inc. If the units will be exchanged for options, disclose and discuss the terms of the exchange and address any accounting implications.

2 - Summary of Significant Accounting Policies
Revenue Recognition and Sales Returns and Allowances, page F-10

7.   Based on disclosures in your accounting policy, in note 3 on page F-14, and in note 5 on page F-15, please address the following:
   •   You indicate you have certain contractual programs and practices with customers that can give rise to elements of variable consideration such as customer cooperative

     advertising and volume incentive rebates and that you estimate the variable consideration using the most likely amount method. Based on the nature of your programs, explain to us why you determined the most likely amount method is the most appropriate;

- You indicate you have entered into contracts with some customers that allow for returns and you appear to record a related allowance against account receivables. Explain to us how you account for and record returns, including whether you record refund assets and refund liabilities or, if not, why; and
- You disclose and discuss sales channels in the filing. Explain to us your consideration of providing disaggregated revenue disclosures by sales channel.

     You may contact Andi Carpenter, Staff Accountant, at (202) 551-3645 or Anne McConnell, Staff Accountant, at (202) 551-3645 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Manufacturing

cc: Stelios Saffos